D: +1 212 225 2414

ngrabar@cgsh.com

September 22, 2021

VIA EDGAR TRANSMISSION

George K. Schuler

Gus Rodriguez

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Nexa Resources S.A.
Form 20-F for the Fiscal Year Ended December 31, 2020 Filed March 23, 2021
File No. 001-38256

Dear Mr. Schuler and Mr. Rodriguez:

On behalf of our client Nexa Resources S.A. (“Nexa”), I am writing to request an extension of the expected timing of Nexa’s response to the September 17, 2021 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Nexa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

Due to the nature of the staff’s comments, Nexa expects to submit its response on or about October 22, 2021.

Mr. George K. Schuler

Mr. Gus Rodriguez, p. 2

If you have questions or require additional information, please do not hesitate to contact me at +1 (212) 225-2414.

Very truly yours,

/s/ Nicolas Grabar
Nicolas Grabar

cc:	Mr. Rodrigo N. Menck, Senior Vice President Finance and Group Chief Financial Officer of Nexa Resources S.A.